Exhibit 99.2

São Paulo Bogotá Montevideo Santiago Patria’s New Growth Equity Strategy Kamaroopin Transaction Overview DECEMBER 2021

2 Disclaimer This presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited . The information contained herein does not purport to be all - inclusive . The data contained herein is derived from various internal and external sources . Any estimates or projections included should not be relied upon as being necessarily indicative of future results . Forward Looking Statements This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20 - F for the year ended December 31 , 2020 , as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . We caution you not to place undue reliance on any forward - looking statements, which speak only as of the date of this investor presentation . We undertake no obligation to publicly update or review any forward - looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward - looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward - looking statements . There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized . The description of the transactions contained herein is only a summary and does not purport to be complete . Use of Non - GAAP Financial Measures This presentation presents our fee related earnings and distributable earnings for the convenience of investors, which are non - GAAP financial measures . A non - GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure . For further information on why our management chooses to use these non - GAAP financial measures, and on the limits of using these non - GAAP financial measures, please see “Presentation of Financial and Other Information — Special Note Regarding Non - GAAP Financial Measures . ” in our annual report on Form 20 - F for the year ended December 31 , 2020 .

Patria & Kamaroopin | The Inception of Our Growth Equity Strategy

*Patria announces the launch of its **Growth Equity Strategy** through a **partnership with Kamaroopin** and their talented investment team*

Patria Today

#1 ***Private Equity***

#1 ***Infrastructure &***

#1 ***Credit***

investment platform in Latin America

with **~$25 bn** *of AUM* [1]

anchored by more than **$9 bn**

in ***Private Equity***

Why Add Growth Equity?

- Complementary strategy to our flagship Private Equity business
- Broadens Patria's coverage of the asset management value chain
- Global and regional high demand, including from Patria's current LPs
- Venture capital transaction volume growing at 40+% CAGR over last decade

Why Kamaroopin?

- Top notch venture capital & growth equity team (previously affiliated with Tarpon) led by Pedro Faria
- Leadership's strong investment track record with 24% IRR over last 19 years
- Current portfolio of three invested companies generating 2.7x at current valuation
- Highly aligned investment philosophy as "company builders" and sector specialists

(1) Reflects Total AUM including the combination with Moneda Asset Management, which closed on December 1, 2021

PATRIA

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4 Why Growth Equity? | Complementary Investment Ecosystem Partnership with Kamaroopin adds an important stage in the asset management value chain where it can leverage Patria’s extensive private equity expertise and company building skills Value Venture Capital Private Equity Growth Nourishing distinguished entrepreneurs Maturing proven businesses Patria & Kamaroopin acting on a broad spectrum of value creation Public Equity “Spray & Pray” Through Seed deal of Patria’s LatAm focused Growth Equity Fund Private Equity (US$ 9.3 bn AUM) Growth Equity (US$ 175 mn AUM) PIPE (US$ 0.8 bn AUM) Public Equities (US$ 2.4 bn AUM) Consolidation and creation of market leaders

5 Why Growth Equity?| The Opportunity (1) Source : Preqin (Nov/ 21 ) . VC + Growth analysis considers 486 fund managers . Strong Asset Class Growth in Latin America 2019 2018 2017 2020 Sizable & Growing Addressable Market (Brazil) 441 656 1,381 2,991 3,550 6,625 261 359 386 435 549 457 Deal Values (USD M) # of Deals 72% CAGR 2016 2017 2018 2019 2020 2021 Strategic Rationale - A Natural Path for Patria ▪ A further step towards being the one - stop - shop for global LPs investing in alternatives in Latin America ▪ Complementary strategy to our flagship Private Equity with cross - selling opportunities ▪ Attraction of new regional clients with high appetite for growth/VC ▪ Asset class economics: Sticky AUM and attractive ~2/20 fee structure VC Funds Unrealized + Dry Powder (US$ bn) 1 10.8 12.4 14.6 15.8 13.5% CAGR

Why Kamaroopin?| Kamaroopin Overview

Overview

- Created in 2018, Kamaroopin is a private markets investment group focused on companies in the growth/venture capital stage
- Previously affiliated with Tarpon, Kamaroopin has a sophisticated team led by Pedro Faria which will be responsible for Patria's investments in VC, growth and tech companies
- Kamaroopin's regional and developing client base highlights opportunity to accelerate growth by leveraging Patria's global investor base
- Investment principles/playbook highly aligned to Patria's standards: (i) high depth in few sectors anchored on solid trends; (ii) similar investment gates; (iii) robust governance and controls; (iv) associative approach; (iv) long term oriented; (v) uses controlling stakes to create value
- Entrepreneurial culture – "company builders"

Assets Under Management (BRL mn)[1]



12x
994.0
273.0
85.0
Dec/19
Dec/20
Jun/21

Three Invested Companies

petlove	One-stop-shop of products and services for pets, with focus on e-commerce
consorciei	Secondary market of consortium industry facilitating liquidity
zenklub	Online platform for mental health and professional development (B2C & B2B)

(1) Includes co-investments

PATRIA

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Why Kamaroopin?| Kamaroopin Track Record

Over the last 19 years, the Kamaroopin leadership has founded, operated and invested more than ***BRL 7 billion*** *in more than* ***15 companies****, and generated a* ***realized IRR of 24%***
Today the Kamaroopin team manages three investments: Petlove, Consorciei and Zenklub petlove (2019)

One-stop-shop of products and services for pets

50% | Gross revenues CAGR 17-20

2.7x MOIC as of Jun-21

BRL 130+ mn[1] accrued perf fees

✓ Attractive market in LatAm

- **BRL 40bn** pet market (2020) in Brazil alone, an 11% increase yoy
- **Headroom from growth** – penetration of online sales is very small consorciei (2019)

Secondary market of consortium industry

4.2x MOIC as of Jun-21

More than **tripled** revenues in 2020 (YoY)

BRL 127mn in transacted credit (9M21)

✓ Attractive market in Brazil

- **21%** Consortium credit increase in 2020 (YoY)
- **10%** p.a. market growth and **22%** ROE

zenklub (2021)

Platform for mental health and professional dev.

Impressive B2B client base – Ambev, Natura, Votorantim, Banco do Brasil...

Platform with over 800 coaches, psychologists and therapists

✓ Attractive market in Brazil

- Burnouts cost over **US$ 80bn** per year to companies
- **19%** mental health consultations CAGR 15-19

PATRIA

Source: Instituto Pet Brasiland Euromonitor.

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8 StartSe | Seed Deal for Patria’s LatAm Growth Equity Fund Kamaroopin will manage and invest Patria’s LatAm focused Growth Equity Fund, which will include Patria’s recent investment in StartSe, a late - stage VC in Brazil encompassing an education platform and a crowdfunding platform for startups Education Platform focused on innovation and technology with emphasis on the development of startups x More than 26,000 customers through its education programs x 12 education programs launched to date x Strategic ecosystem to source venture capital deals x In 2019, acquired a significant stake of CapTable through Crowdfunding platform for startups x More than 13 thousand startups registered x Current investments in 35 startups x 13% market share (2020 fundraising)

9 Patria & Kamaroopin | Deal Structure & Estimated Timeline 1Q22 +18 months ▪ Cash consideration (undisclosed) ▪ Expected to close in early 2022 ▪ Launches joint fundraising effort for a new pan - LatAm Growth Equity fund Phase 1: Patria to acquire 40% minority stake in Kamaroopin Fund Overview Kamaroopin is a financially profitable business, but given its current scale, it should not materially impact Patria’s Fee Related Earnings (FRE) in 2022 Phase 2: Patria to acquire the remaining 60% stake ▪ Expected approximately 18 months from phase 1 closing ▪ Equity consideration (undisclosed) ▪ Triggered by reaching certain fundraising hurdles and satisfying certain other conditions ▪ Patria & Kamaroopin have optionality to unwind the transaction ▪ Closed - end fund with 2 and 20 structure, similar to private equity ▪ Sticky, long - term AUM supporting stable management fee stream ▪ Targets relevant minority stakes with high governance in earlier growth stage companies ▪ Focused on Patria’s and Kamaroopin’s core sectors Our first LatAm focused Growth Equity Fund

10 Appendix | Leadership Kamaroopin has a sophisticated and proven investment team, currently focused on the Petcare, Healthcare and Financial Services sectors … r eady to leverage Patria’s expertise and expand to new sectors such as Agribusiness, Food & Beverage and Education Pedro Faria Founder & Managing Partner Pedro Faria is a founding partner of Tarpon responsible for Kamaroopin , its previous growth - focused business division . In addition, he is the Chairman of the Board of Directors of Petlove and Zenklub and an advisor member of Consorciei . Founder of Tarpon, Pedro was responsible for creating the Private Equity area in 2006 . He served as CEO of Tarpon between December 2012 and August 2013 , when he became CEO of BRF's International Operations (Tarpon’s portfolio company) and, later, he was the company's global CEO, a position held between 2015 and 2017 . In the past, he was a board member at Arezzo, AGV Logistica, BRF, Omega Energia , Direcional , Cremer, Comgás and BrasilAgro . In addition, he held the position of Finance / Investor Relations Director at BrasilAgro since its foundation, in 2006 , until February 2010 . Before joining Tarpon, Pedro was director of Patria Investimentos . He has also worked at Chase Manhattan Bank and Heritage / Salomon Brothers . Pedro has a degree in Business Administration from Fundação Getulio Vargas (FGV) and an MBA from the University of Chicago . He served on the Global Advisory Board of the Chicago Booth School of Business and received the 2017 Distinguished Alumni award .